June 30, 2020

VIA EDGAR
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE:	TCG BDC, Inc. Commission File No. 814-00095 Preliminary Proxy Materials Relating to Special Meeting of Stockholders
Ladies and Gentlemen:
On behalf of TCG BDC, Inc., a Maryland corporation (the “Company”), we are transmitting for filing under Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s preliminary proxy statement and form of proxy (the “Preliminary Proxy Materials”) relating to a Special Meeting of the Company’s Stockholders.
The Company is filing the Preliminary Proxy Materials because the Company intends to seek stockholder approval of a proposal to permit the Company to issue shares at below the then current net asset value per share of the Company.

Please be advised that, in accordance with Rule 14a-6(d) of the Exchange Act, the Company intends to release definitive proxy materials on or prior to July 30, 2020. To accommodate the Company’s proposed timing for the release of definitive proxy materials, we would appreciate your prompt attention to the Preliminary Proxy Materials. Please direct any communications concerning the Preliminary Proxy Materials to the undersigned at (212) 558-4940 or at farrarw@sullcrom.com.

Very truly yours,

/s/ William G. Farrar

William G. Farrar

cc:	TCG BDC, Inc.